Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Aro Industries, Incorporated
33161 Camino Capistrano, Suite F
San Juan Capistrano, CA 92675
https://summitenvcon.com/

Up to $1,069,999.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Aro Industries, Incorporated
Address: 33161 Camino Capistrano, Suite F, San Juan Capistrano, CA 92675
State of Incorporation: CA
Date Incorporated: December 19, 2008

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,069,999.00 | 1,069,999 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Invest $2,000 - Receive 5% Bonus Shares

Invest $5,000 - Receive 10% Bonus Shares

Invest $10,000 - Receive 20% Bonus Shares

Invest $25,000 - Receive 30% Bonus Shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Aro Industries, Incorporated (d/b/a Summit Environmental Contractors) will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 Common Stock shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Aro Industries, Incorporated (d/b/a Summit Environmental Contractors) is a corporation organized under the laws of California.Our company is a premier California based sustainability green integrator helping solve our nation's most complex infrastructure modernization and sustainability challenges. Our current portfolio of projects across Highways and Bridges, Railroads, Transit Centers, Airports, Sea Ports and Water Treatment and Supply Markets includes solutions in environmental engineering, science, and contracting. Summit uses our expertise and understanding of existing and emerging technologies, to deliver innovative, effective, and environmental solutions. With a stable, growing revenue base, significant margin expansion opportunities and a forward thinking plan, we believe Summit is posed for significant growth for shareholder value creation through a balanced mix of consulting, technology, contracting and partnerships.

Business Model

A. General

1. Safety First

2. Combining Science and Contracting

3. Improving the world we live in.

B. Sales Model

1. Identify opportunities both digitally online through multiple databases and in real time with current and prospective customers.

2. Repeat bid opportunity with current customers and development of new customers.

3. Competitiveness through our unique blend of science, technology, and contracting.

4. Far more resources than our competitors including demolition, 3-D modeling, de watering trucking and more.

C. Target Customer Base

1. Infrastructure contractors

2. Industry sectors including petroleum, manufacturing and aerospace

3. Government agencies (federal, state, county and city)

4. Environmental consultants

5. Developers

Competitors and Industry

Summit's general industry is green infrastructure construction. Infrastructure construction costs in California and the U.S. have increased over the last three years. More than $400 billion went to infrastructure contractors in 2020 and a recently enacted infrastructure package will put $1 trillion into infrastructure modernization. We believe Summit is well positioned to take advantage of the projected increase in construction in California.

Summit's industry includes infrastructure sustainability and modernization in the construction industry. Summit's services support this market through environmental compliance, assessment, and remediation for contaminated and hazardous materials.

Summit's competition includes a dominant player, American Integrated Services, Inc. Our other direct competitiors are Remedial Transportation Services and Miranda Logistics.

Summit's defensibility against our competition includes providing a unique blend of science and contracting that is not offered by our competitors. Specifically, Summit offers engineer and science based plan preparation including health and safety plans, sampling and analysis plans, transportation and disposal plans, and more. Additionally, Summit performs site investigation and chemical analysis programs and the related statistical analysis evaluation and summary documents. Summit has far greater diversification and more comprehensive resources than our competitors.

Summit provides both environmental consulting, engineering, technology, and contracting services, where our competitors are only contractors.

The global environmental consulting services market size is expected to grow from $29 billion in 2020 to $36 billion in 2025 at a compound annual growth rate (CAGR) of 4.9% and further grow and reach $44 billion by 2030 at a CAGR of 3.7%.

Current Stage and Roadmap

Summit Environmental has passed the Existence and Survival Stages, and we are now in Stage 3 - The Success Stage. Summit has reached profitability, continues to increase revenue, and have some systems in place to support our current gross income.

We are now taking action to accept investors and outside expertise for expansion and scale operations to prepare for Stage 4 - Take Off.

Summit has a significant backlog of work at more than eight million dollars and is finalizing and establishing both a business plan including budgets to determine cash requirements to accomplish our goals (execution), including personnel, systems, marketing, and fulfillment.

The Team

Officers and Directors

Name: David Aronne

David Aronne's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, President, and Secretary
  Dates of Service: December 19, 2008 - Present
  Responsibilities: Daily management for all areas of company. David receives a salary of $300,000.

Name: W. Richard Laton

W. Richard Laton's current primary role is with California State University. W. Richard Laton currently services 8-12 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: November 01, 2021 - Present
  Responsibilities: Advisory Role for technical matters. Richard receives a salary of $5,000.

Other business experience in the past three years:

- **Employer:** Earth Forensics Inc.
  Title: Owner
  Dates of Service: January 01, 2010 - Present
  Responsibilities: Oversight and management

Other business experience in the past three years:

- **Employer:** California State University
  Title: Professor
  Dates of Service: August 01, 2000 - Present
  Responsibilities: Professor of Geology

Name: David K. Gold

David K. Gold's current primary role is with Gold Health and Safety Consulting, Inc.. David K. Gold currently services 12-16 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: November 01, 2021 - Present
  Responsibilities: Advisory role providing health and safety issue. David receives a salary of $5,000.

Other business experience in the past three years:

- **Employer:** Gold Health and Safety Consulting, Inc.
  Title: President
  Dates of Service: January 15, 2005 - Present
  Responsibilities: Principle consultant and business manager

Other business experience in the past three years:

- **Employer:** Bicycle Angels, Inc.
  Title: President and CEO
  Dates of Service: November 01, 2009 - Present
  Responsibilities: Overall management and operation of a non-profit organization

Name: Heather Halterman

Heather Halterman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** V.P. Operations
  Dates of Service: August 01, 2021 - Present
  Responsibilities: Departmental oversight. Heather receives a salary of $100,000.

Other business experience in the past three years:

- **Employer:** Summit Environmental Contractors
  Title: Office Manager
  Dates of Service: August 01, 2008 - August 01, 2021
  Responsibilities: Administration and accounting operations.

Name: Stephen Parry

Stephen Parry's current primary role is with Ernst & Young LLP. Stephen Parry currently services 8 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: October 15, 2021 - Present
  Responsibilities: Advisor for finance related matters. Stephen receives a salary of $5,000.

Other business experience in the past three years:

- **Employer:** Ernst & Young LLP
  Title: Senior Actuarial Consultant
  Dates of Service: February 12, 2016 - Present
  Responsibilities: Financial Modeling, Embedded Value, Economic Capital, Strategic Deal Pricing, and Sensitivity Modeling.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the construction industry or environmental services industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when

we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the “CEO”), or his or

her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
David Aronne	19,500,000	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,069,999 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 19,500,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

The following discussion is based on our reviewed financial statements, attached as Exhibit B to the Offering Memorandum.

Revenue

During 2020, the Company experienced steady revenues of $3.83 million, versus $3.87 million in 2019. The sales were driven by continued strong results for transportation and disposal services totaling $3.28 million, which were also consistent with 2019. We believe 2020 results were primarily driven by two factors: implementation for contracts awarded prior to the Covid-19 pandemic and change order work for existing projects.

Cost of Sales

Cost of sales in 2020 were $2,395,165, down approximately $343,114 from 2019's cost of sales of $2,738,279. The decrease in cost of sales was created by negotiating better pricing with our subcontractors in 2020, compared to 2019.

Gross Margins

Gross profit in 2020 was $1,488,569, up from a 2019 gross profit of $1,141,684, an increase of $346,885. The gross margins as a percentage of revenue increased from 29.4% in 2019 to more than 38.3% in 2020. This improved performance was primarily driven by a significant increase in higher-margin work.

Expenses

Our 2020 expenses were $1,185,878, up $323,591 from expenses of $862,287 in 2019.

Approximately $105,000 was attributed to increases in wages. The remaining increase is primarily related to marketing & sales and research & development.

Historical results and cash flows:

Historic revenue results and cash flow are representative of what investors should expect in the future. During the past two years, operating expenses for transportation and disposal of contaminated soil remained our two most significant expenses. As the business is scaled, the gross and net profits will continue to improve.

Summit cash is a direct result of company revenues generated through strategic marketing and sales efforts. No funding has been raised or equity sold. Moving forward Reg CF and Reg A+ campaigns will be initiated with funds used to expand business operations.

Future expansion will be based upon attracting qualified employees and management and the successful execution of our marketing and sales plan.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 31, 2021, the Company had $308k cash on hand. Cash on hand as of today: $226k.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds for this campaign will be used to grow the business. Without them, our growth potential will be delayed. Currently, Summit is a profitable, successful small business and able to sustain our current revenues and operations based on income and profits.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

No, these funds are not necesary for the viability of the company. Based on the amount of funds raised, our current funds and the crowdfunding funds would be roughly equal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Our crowdfunding funds would be used to supplement current operations, not allow us to stay in business. Our current revenues are approximately $4 million per year, gross margin 35% and net 5-7%. Our current monthly burn rate is an estimated $53,500 for fixed costs related to operations including salaries, office rent, insurance, legal and accounting, marketing, and equipment leases.

How long will you be able to operate the company if you raise your maximum funding goal?

Our crowdfunding raise would be used to supplement current operations, not allow us to stay in business.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Summit believes that future sources of capital will be available in the form of additional future capital raises and perceived credit lines.

Indebtedness

- **Creditor:** Small Business Administration
  Amount Owed: $150,000.00
  Interest Rate: 3.75%
  Maturity Date: June 30, 2050

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $19,500,000.00

Valuation Details:

Aro Industries, Incorporated (d/b/a Summit Environmental Contractors) determined its pre-money valuation based on the following:

The Company has identified four companies in its sector currently listed on NYSE. These companies and their related Price/Earnings (P/E) ratio are as follows:

1. Clean Harbor (CLH) - P/E ratio of 34.48

2. Republic Services (RSG) - P/E ratio of 37.40

3. Waste Conenctions (WCN) - P/E ratio of 55.32

4. Waste Management (WM) - P/E ratio of 42.75

The average P/E ratio is 42.49.

All four companies are signficantly larger than Summit and have reached a far greater level of maturity with respect to size, development, assets, and market traction. Consequently, we employed a discount for the P/E of approximately 40% to account for illiquidity leaving a perceived P/E of 25.

Consequently, we applied a P/E equal to 25/1 to the 2022 forecasted net margin ($780,000 for our 2022 revenues ($9,000,000) in order to calculate a valuation of $19,500,000.

The Company set its valuation internally without a formal third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. The Company has one class of stock and no options, warrants, and other securities with a right to acquire shares.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  To expand our marketing and sales, increase our market share, add key management, and improve on systems and processes.

If we raise the over allotment amount of $1,069,999.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  25.0%
  To expand our marketing and sales, increase our market share, add key management, and improve on systems and processes.

- *Company Employment*
  25.0%
  Key personnel, including marketing and sales, operations, and accounting.

- *Operations*
  25.0%
  Project management, field crews, and safety training.

- *Working Capital*
  21.5%
  Subcontractor and supplier payments. Adding a regional office.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://summitenvcon.com/ (Under Financial Documents).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/summitenvironmental

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Aro Industries, Incorporated

[See attached]

ARO INDUSTRIES, INC. DBA SUMMIT ENVIRONMENTAL CONTRACTORS

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2021 AND 2020

(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Aro Industries Inc., DBA Summit Environmental Contractors
San Juan Capistrano, California

We have reviewed the accompanying financial statements of Aro Industries Inc., DBA Summit Environmental Contractors (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

April 15, 2022
Los Angeles, California

Aro Industries Inc. DBA Summit Environmental Contractors
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	308,320	$	46,650
Account receivabes, net		445,473		709,861
Prepaids and Other Current Asset		15,000		-
Total current assets		**768,793**		**756,511**
Property and equipment, net		3,469		5,498
Total assets	**$**	**772,262**	**$**	**762,009**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Account payable	$	140,290	$	225,355
Current portion of loans and notes		21,120		45,667
Credit cards		1,965		-
Accrued interest expense		3,688		3,688
Total current liabilities		**167,063**		**274,710**
Promissory Notes and Loans		274,732		165,239
Total liabilities		**441,795**		**439,949**
STOCKHOLDERS EQUITY				
Common Stock		110,000		10,000
Capital distribution		(478,802)		(403,802)
Retained earnings/(Accumulated Deficit)		699,269		715,862
Total stockholders' equity		**330,467**		**322,060**
Total liabilities and stockholders' equity	**$**	**772,262**	**$**	**762,009**

See accompanying notes to financial statements.

ARO INDUSTRIES INC. DBA SUMMIT ENVIRONMENTAL CONTRACTORS
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Net revenue	$	2,135,718	$	3,883,734
Cost of goods sold		1,175,190		2,395,165
Gross profit		960,528		1,488,569
Operating expenses				
General and administrative		1,359,851		1,232,508
Sales and marketing		10,189		14,375
Total operating expenses		1,370,041		1,246,884
Operating income/(loss)		(409,513)		241,685
Interest expense		-		3,688
Other Loss/(Income)		(392,919)		(64,006)
Income/(Loss) before provision for income taxes		(16,593)		302,003
Provision/(Benefit) for income taxes		-		16,786
Net income/(Net Loss)	**$**	**(16,593)**	**$**	**285,217**

See accompanying notes to financial statements.

ARO INDUSTRIES INC. DBA SUMMIT ENVIRONMENTAL CONTRACTORS
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stocks Shares	Common Stocks Amount	Capital distribution	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019	19,500	**$ 10,000**	**$ (295,541)**	**$ 430,645**	**$ 145,104**
Shareholder distribution			(108,261)		(108,261)
Net income/(loss)				285,217	285,217
Balance—December 31, 2020	19,500	10,000	(403,802)	$ 715,862	**$ 322,060**
Stock Split (1,000:1)	19,480,500	100,000			100,000
Shareholder distribution			(75,000)		(75,000)
Net income/(loss)				(16,593)	(16,593)
Balance—December 31, 2021	**19,500,000**	**$ 110,000**	**$ (478,802)**	**$ 699,269**	**$ 330,467**

See accompanying notes to financial statements.

ARO INDUSTRIES INC. DBA SUMMIT ENVIRONMENTAL CONTRACTORS
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(16,593)	$	285,217
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		2,029		1,590
Changes in operating assets and liabilities:				
Account receivabes, net		264,388		(204,134)
Prepaids and other current asset		(15,000)		
Credit cards		1,965		-
Account payable		(85,065)		(366,223)
Accrued interest expense		-		3,688
Net cash provided/(used) by operating activities		**151,724**		**(279,862)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		(1,758)
Net cash provided/(used) in investing activities		**-**		**(1,758)**
Capital contribution		100,000		
Capital distribution		(75,000)		(108,261)
Borrowing on loan payable		84,946		210,906
Net cash provided/(used) by financing activities		**109,946**		**102,645**
Change in cash		261,670		(178,975)
Cash—beginning of year		46,650		225,625
Cash—end of year	**$**	**308,320**	**$**	**46,650**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	3,688
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Aro Industries Inc. DBA Summit Environmental Contractors was formed on December 19, 2008, in the state of California. The financial statements of Summit Environmental Contractors Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Juan Capistrano, California.

Summit Environmental Contractors (SEC) is a premier California-based sustainability green integrator helping solve our nation's most complex infrastructure modernization and sustainability challenges. Our current portfolio of projects across Highways and Bridges, Railroads, Transit Centers, Airports, Sea Ports, Water Treatment, and Supply markets includes solutions in environmental engineering, science, and contracting. SEC uses our expertise and understanding of existing and emerging technologies, to deliver innovative, effective, and environmental solutions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $58,320 and $0, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021 and 2020, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Office Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Summit Environmental Contractors is an S corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2021 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

Income is principally comprised of revenues earned by the Company as part of the providing the following services:

- Excavation, Transportation, and Disposal of Contaminated Materials.
- Sampling, Testing, and Characterization.
- Plans, Reports, and Training.
- Project Oversight, Testing, and Monitoring.
- Drone Photography GIS services.
- Dewatering and Treatment.

Cost of goods sold

Costs of goods sold include the cost of laboratory testing, transport, disposal, and P&R Preparation.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $10,189 and $14,375, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 15, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items

As of Year Ended December 31,	2021	2020
Short-term borrowing to employees	15,000	-
Total Prepaids and Other Current Asset	**15,000**	**-**

4. PROPERTY AND EQUIPMENT

As of December 31, 2021 and December 31, 2020, property and equipment consist of:

As of Year Ended December 31,	2021	2020
Office Equipment	$ 10,147	$ 10,147
Property and Equipment, at Cost	**10,147**	**10,147**
Accumulated depreciation	(6,679)	(4,649)
Property and Equipment, Net	**$ 3,469**	**$ 5,498**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021 and 2020 were in the amount of $2,029 and $2,029, respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 100,000,000 shares of Common Stock with no par value, after the stock split (1,000:1) completed on November 2, 2021. As of December 31, 2021, and December 31, 2020, 19,500,000 shares and 19,500 shares of Common Stocks have been issued and are outstanding, respectively.

6. DEBT

Promissory Notes & Loans

On May 31, 2021, the Company has entered into a loan contract. The details of the Company's loan and the terms are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA loan	$ 348,300	3.75%	5/31/2020	5/31/2050	$ 7,619	$ 7,619	$ 21,120	$ 274,732	$ 295,852	$ 3,281	$ 3,281	$ 4,997	$ 144,903	$ 149,900
PPP loan	$ 61,006	1.00%	4/20/2020	Forgiven	$ -	$ -			$ -	$ 407	$ 407	$ 40,671	$ 20,335	$ 61,006
Total					**$ 7,619**	**$ 7,619**	**$ 21,120**	**$ 274,732**	**$ 295,852**	**$ 3,281**	**$ 3,281**	**$ 45,667**	**$ 165,239**	**$ 210,906**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021		
2022	$	21,120
2023		21,120
2024		21,120
2025		21,120
2026		21,120
Thereafter		190,252
Total	**$**	**295,852**

7. RELATED PARTY

During 2021, the Company granted interest free short-term borrowing to employees in the amount of $15,000, which has been collected during 2022. As of December 31, 2021, the outstanding balance of the loans given amounted to $15,000, and it is classified under current asset.

8. COMMITMENTS AND CONTINGENCIES

Operating Leases

On July 1, 2021, the Company entered into a lease agreement with United Office Technology Group to rent equipment (Konica). The lease expires after sixty-three months and has a minimum lease payment of $261.

On March 18, 2021, the Company extended lease agreement with America West Properties for a period of thirty-eight months, with the base rent starting from $1,735 per month.

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation	
2022	$	45,745
2023		47,448
2024		49,225
Thereafter		6,264
Total future minimum operating lease payments	**$**	**148,682**

Rent expense was in the amount of $93,094 and $102,537 as of December 31, 2021 and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021 through April 15, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Summit Environmental Contractors

Environmental Solutions for a Sustainable Future


SUMMIT
ENVIRONMENTAL CONTRACTORS
SUMMIT ENVIRONMENTAL CONTRACTORS
Intelligent Solutions for a Brighter Tomorrow
Closing in 4 days

Website | San Juan Capistrano, CA | ENVIRONMENT | TECHNOLOGY

Summit Environmental is an established environmental consulting and contracting company who helps solve our nation's most complex infrastructure modernization challenges. Our current portfolio of projects includes Highways and Bridges, Railroads, Bike Paths, Transit Centers, Airports, Sea Ports and Water Treatment Plants.

$106,889 raised

42 Investors	$19.5M Valuation
$1.00 Price per Share	$250.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	4 Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates 27 | Comments | Follow

Reasons to Invest

- Proven Leadership and Management Team with a track record of working together with success on 4+ billion dollars of infrastructure construction over the past decade.
- Growing Customer Base including six of the top ten transportation infrastructure contractors in the U.S.
- Our current backlog is close to $10 million, and our goal is to gain a significant market share.

OVERVIEW

The need for sustainable solutions to help modernize the nation's transportation system has never been greater. In 2021 the US government passed a $1 trillion budget for nationwide infrastructure projects, including $44 billion in California alone. With a stable, growing revenue base, significant market expansion opportunities, and a forward-thinking plan, we believe Summit is positioned for significant growth by providing sustainable solutions for a resilient infrastructure and healthy environment.

To maximize this opportunity, Summit needs capital to grow and expand our operations. This gives investors the opportunity to invest in a proven contractor with more than 10 years of experience. Come join us in creating the future.


Helping To Solve The Nation's Infrastructure Problems
And doing so in sustainable ways

Valley View Contaminated Groundwater Treatment
Project Name: Caltrans Valley View Interchange

Rewards

Get rewarded for investing more into Summit Environmental Contractors:

$250+ Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$2,000+ Investment
$2,000+ Tier
5% Bonus Shares

$5,000+ Investment
$5,000+ Tier
10% Bonus Shares

$10,000+ Investment
$10,000+ Tier
20% Bonus Shares

$25,000+ Investment
$25,000+ Tier
30% Bonus Shares

Summit works directly with infrastructure contractors and public agencies to identify and remediate environmental pollution, including soil and water contamination and remediate environmental concerns.

Case Study:

OCTA Raymond Avenue Grade Separation


We have generated more than $20 million in revenue solving problems like this.
Before
After

The Orange County Transportation Authority (OCTA) hired Summit to provide environmental contracting and consulting services as part of the Burlington Northern Santa Fe (BNSF), Raymond Avenue Grade Separation project. This project was critical in reducing the vehicle congestion at this busy commercial train intersection. Due to past railroad usage significant contamination existed within the construction footprint - consequently prior to the construction Summit performed the following services:

- The collection and analysis of 230 soil samples collected along an approximate 4,800 foot stretch of railroad track and public right of way.
- Summit performed statistical analysis of the laboratory results to determine the waste characterization.
- Summit then provided the transportation and disposal for 80,000 tons of contaminated and hazardous material.
- The majority being repurposed for beneficial reuse.

THE PROBLEM

Environmental Pollution Issues are Detrimental to Our Future

Environmental pollution can be detrimental to infrastructure modernization and may cause project delays and health hazards. We believe the nation's current infrastructure is outdated and needs to be modernized to provide for a more sustainable and healthier environment for the future.


Because Of Environmental Pollution Issues Projects:
can take longer–causing public frustration
can cause safety concerns for workers and the public.
become more expensive–requiring additional funding

THE SOLUTION

Green Solutions for a Sustainable Future

Summit provides environmental-based solutions for all aspects of construction infrastructure projects. Using advanced modeling and statistical technology, we quantify environmental issues in advance of construction.

By removing and recycling environmental pollution, Summit is helping provide a green, more sustainable, and modern infrastructure, resulting in reduced air emissions and more efficient public transportation system.



Summit Takes The Guess Work Out Of The Equation
What does that mean?
We provide environmental-based solutions for all aspects of the project
We offer full scale hazardous waste management, demolition, environmental recycling and treatment options
We use advanced 3-D modeling and statistical analysis to identify environmental issues prior to construction
We avoid expensive delays by planning for & mitigating environmental issues that may impact construction

WHAT WE DO



Our Hands On Services
Excavation, transportation & disposal for beneficial reuse
Site investigation, sampling & waste profiling
Plans, reports, & safety training
Treatment and recycling for contaminated soil and ground water
3-D modeling, statistical analysis, and GIS Services

THE MARKET

Demand for Infrastructure Projects Is Greater Than Ever

With the new infrastructure bill, major construction companies and stakeholders are becoming more and more concerned with green infrastructure and the future of construction. According to the White House Fact Sheet, "America's transit infrastructure is inadequate and in need of replacement" (White House, 2021). This is just the beginning. With a new budget of $550 billion, which is the largest federal investment to date; infrastructure and sustainability will pave the way for the future and is geared to take on green ideas such as zero emissions, low carbon technologies and more environmental savvy approaches to building.



Annual Revenue For Top Infrastructure Contractors - USA ($Billions)
500
450
400
350
300
250
200
150
100
50
0
2018
2019
2020

At Summit, our projected total addressable market size for infrastructure projects in California is $44 billion for 2020-2026. We have over 325 prospects and are targeting five distinct markets: contractors, industry, government, consultants, and developers.

HOW WE ARE DIFFERENT

A Case Study with the California Department of Transportation

We believe what sets Summit apart from our competition is our unique blend of science, technology, and environmental contracting. In addition, a significant portion of the material removed by Summit is repurposed for beneficial reuse.



In 2020, Summit recycled more than 100,000 tons of contaminated soil
Before
After

Summit provided both in charge environmental consulting and contracting services for the 200 million dollar Valley View interchange construction project for the California Department of Transportation (Caltrans). The construction job consisted of the widening of both the Valley View overcrossing and the I-5 freeway. As part of the construction, thirteen industrial properties and several government owned parcels previously determined to be contaminated were required to be excavated, stockpiled, sampled, characterized, and transported for proper disposal.

Summit's scope of services included the completion of the following plans: Site-Specific Health and Safety Plan, Sampling and Analysis Plan, Excavation Plan, Transportation Plan, and a Stockpile Management Plan. The field services provided included the sampling and analytical testing for 1200 stockpiles and 6000 samples and the characterization, transportation and beneficial reuse for more than 42,000 tons of contaminated material. In addition, Summit performed dewatering, sampling, and liquid disposal for more than 400,000 gallons of contaminated groundwater.

OUR TRACTION

Reaching Milestones, One Green Project at a Time

In 2020, Summit reached approximately $4 million in sales with a gross profit of $1.5 million.

- Our cumulative revenue for the past three years exceeded $10 million.
- Recent contracts awards of $9 million.
- Summit works with more than 50 infrastructure companies and that number is growing each year.
- We secured a four year contract for ongoing services on a Los Angeles County Metropolitan Transportation Authority railroad modification project through 2025.
- The marketplace for infrastructure is estimated at $1 trillion for 2022.
- Significant work opportunities with existing client base.

Our Customers

OUR VISION

Our vision is to dramatically increase market share through greater marketing efforts in order to capitalize on the rapidly growing infrastructure market.

To build on our success through steady growth, increased profitability, and extended services. Our focus is to provide our customers with exceptional services without sacrificing the quality or safety of our work.

WHY INVEST

Significant Market Value

Summit has developed into a successful company, with revenues of more than $10 million during the past three years. By providing the environmental based solutions required to support infrastructure and reduce global warming.

The environmental infrastructure industry is booming and we believe there is unparalleled potential to expand our company now to take advantage of this opportunity.

- The current budget for infrastructure construction in 2022 will be more than $1 trillion.
- We believe Summit is positioned to capitalize on this opportunity and dramatically expand our business.
- Our current backlog of close to $10 million and future opportunities should allow us to gain significant market share.

SUMMIT is now accepting outside investors through this crowd funding campaign in order to expand and scale our operations to meet the growing need for our services, and take advantage of these future opportunities.

Meet Our Team



David Aronne

CEO

Mr. Aronne is a State of California licensed engineering and hazardous waste contractor with more than 35 years of experience in the environmental construction, sustainability infrastructure modernization industry. Mr. Aronne has performed the duties of statewide program director for more than 250 Caltrans right-of-way hazardous materials clearance projects totaling more than six billion dollars in infrastructure modernization. Mr. Aronne has a strong insight into the public works industry with emphasis on sustainability and green infrastructure. He has consistently been able to anticipate trends and industry direction for more than three decades.



W. Richard Laton

Director

Dr. Laton is an expert in the field of hydrology/hydrogeology. Currently, he is an Associate Professor of Hydrogeology in the Department of Geological Sciences, California State University, Fullerton. This is a continuation of a career that includes years of teaching, consulting, litigation support, and management experience. He is also the CEO and Founder of Earth Forensics, a California based company specializing in environmental forensics, and hydrogeologic science.

Dr. Laton's eduation includes a Ph.D. in Geology from Western Michigan University, M.S., in Environmental Earth Sciences from Western Michigan University, and a B.S. in Earth Science from Saint Cloud University.



David K. Gold

Director

Mr. Gold is a board certified Industrial Hygienist as well as an expert in the Environmental Health and Safety Profession. He has experience managing a wide range of safety, health within a variety of industries and corporate cultures. He is well versed in regulatory requirements and is experienced in single-, multi-, and international site management. He is also the Founder and CEO of Gold Health and Safety Consulting, which provides services in industrial hygiene monitoring, and occupational safety audits.

Mr. Gold holds a Master of Science degree in Industrial Hygiene, as well as a Bachelor of Science degree in Health Science/Environmental and Occupational Health from the University of Southern California.



Heather Halterman

Operations

Ms. Halterman has 30 years of administrative and operations experience in the field of environmental infrastructure modernization and sustainability. During this time, she has been directly involved all aspects for the oversight, management, and administration on hundreds of State and private sector infrastrure projects. She is an expert in the management and both government and corporate compliance including administration, accounting, operations, and legal suport. She also provides strong customer service support and document review.



Stephen Parry

Director

Mr. Parry is a practicing actuary currently consulting for a major US Financial Services firm. He has 12 years of experience in Financial Services, and 10 years of experience in the Actuarial field. His experience includes Financial Modeling, including Embedded Value, Economic Capital, Economic Scenario Generation, STAT / GAAP reserving and projection. He is also experienced in Reinsurance Recapture, including Strategy, deal pricing, and sensitivity modeling. Mr. Parry holds a Bachelor of Science degree in Actuarial Mathematics from Bryant University and an Associate designation in the Society of Actuaries.



Wil Cablk, P.G.

Professional Geologist

Mr. Cablk is California Professional Geologist with over more than twenty years of experience in the investigation and remediation of environmentally impacted properties. Mr. Cablk has excellent knowledge of standard environmental practices, procedures, and regulations. He has prepared proposals and summaries and closure reports; developed sampling plans; cost estimates and bid specifications; provided contractor and subcontractor oversight; regulatory agency communication and compliance; performed phase II subsurface investigations; remedial excavations; operation and maintenance of soil vapor and groundwater treatment systems; and soil and groundwater sampling. Mr. Cablk is also the founder of Cablk Consulting.



Grace Aronne

Marketing

Ms. Aronne has more than five-years' experience in the field of marketing and digital media. During this time, she has been responsible for developing, implementing, and evaluating multi-layered marketing and digital strategies, to fully leverage all aspects of the organization's brand in support of its mission. She has also been responsible for planning, implementing, and monitoring the company's social media strategy to increase brand awareness, improve marketing efforts and increase sales.



Rachel Banach

Lead Estimator

Ms. Banach has more than ten years of experience in sales and estimating. During her time at Summit, she has increased both our client base and revenues. Her experience in estimating has fine-tuned Summit's bidding process to allow Summit to bid on more projects, which has resulted in a record backlog of work. Logistically, Miss Banach has managed the scheduling of Summit's subcontractors, and provided effective communication with our clients, to keep our projects on schedule and within budget.



Rene A. Perez, PG

Statistical Analysis & Modeling

Mr. Perez is a Licensed Professional Geologist in the State of California with over ten years of experience specializing in geologic, hydrometeorologic and hydrologic investigations. He has extensive experience in the use of Geographic Information Systems (GIS) which he uses to solve complex Geologic and Hydrologic issues. He also has experience in the collecting and integrating of data into GIS for detailed spatial analysis. Mr. Perez uses GIS to prepare 3-Dimensional Computer-based and physical models for the visualization of key data and site perspectives.

Offering Summary

Company	Aro Industries, Incorporated
Corporate Address	33161 Camino Capistrano, Suite F, San Juan Capistrano, CA 92675
Offering Minimum	$10,000.00
Offering Maximum	$1,069,999.00
Minimum Investment Amount (per investor)	$250.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	10,000
Maximum Number of Shares Offered	1,069,999
Price per Share	$1.00
Pre-Money Valuation	$19,500,000.00

Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.

Voting Rights of Securities Sold in this Offering

Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Invest $2,000 - Receive 5% Bonus Shares

Invest $5,000 - Receive 10% Bonus Shares

Invest $10,000 - Receive 20% Bonus Shares

Invest $25,000 - Receive 30% Bonus Shares

All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Aro Industries, Incorporated (d/b/a Summit Environmental Contractors) will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 Common Stock shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Our Mission is to do Everything Possible to Create a Healthier Environment

2 hours ago



"We are grateful for this opportunity to be the first step in creating a safer environment by contributing sustainability, green technology and to be a part of the solution in helping reduce carbon emissions and modernize the current infrastructure."

Founder and CEO Dave Aronne

Summit Environmental Contractors

Invest in the Safety and Longevity of Our Communities

16 hours ago


IT IS TIME TO FIGHT FOR THE SAFETY OF OUR FUTURE
Have you ever wondered why our environment cannot recover despite changes being made?
Have you ever considered why communities near airports and major transportation systems have greater health risks?
Summit Environmental has the answers and we think you should know.
SUMMIT
ENVIRONMENTAL CONTRACTORS

Summit's goal to create a healthier environment starts with removing aerially deposited lead. By removing this hazardous soil:

- We provide an answer to creating a healthier environment for our families and future generations.
- We protect our groundwater drinking supply from contamination.
- We lower carbon emissions by removing and properly disposing of contaminated soil.

Invest in a Cleaner Future, Invest in Summit

4 days ago


Railroads
Bike Paths
SUMMIT
ENVIRONMENTAL CONTRACTORS
Waterways
Highways

As part of Summit's goal to support the modernization of the Nation's transportation system, we have removed over 50,000 tons of aerially deposited lead (ADL) in the past 3 years. Aerially deposited lead is a health hazard in many of our communities that is often overlooked, but can be found in a variety of locations such as neighborhoods, community bike paths, trails, highways, freeways and sea ports.

We have strategically positioned ourselves to utilize the one trillion-dollar infrastructure bill to maximize the opportunity to provide a safer community and ensure a cleaner environment for our families.

We thank you for your support and we hope you join us on our mission!

Sincerely,

David D. Aronne

CEO and Founder

Summit Environmental Contractors

Happy Earth Day 2022

4 days ago


HAPPY
EARTH DAY
Our mission is to do everything possible to create a healthier environment
SUMMIT
ENVIRONMENTAL CONTRACTORS

Summit Environmental Community,

Celebrate Earth Day by joining a community committed to creating a cleaner environment for our families and future! We are dedicated to being a part of the solution by:

- Removing toxins that contaminate our soil and drinking water.
- Modernizing the Nation's current infrastructure and reducing carbon emissions.
- Using innovative and sustainable approaches to reduce the impact environmental hazards have on our planet.

Sincerely,

David D. Aronne

CEO and Founder

Summit Environmental Contractors

The Problem Summit Has an Answer to

5 days ago


At risk school due to aerially deposited lead = PROBLEM
Removed aerially deposited lead from highways = SOLUTION
SUMMIT
ENVIRONMENTAL CONTRACTORS

On Site With the Founder and CEO of Summit

6 days ago



Founder and CEO On Site
Watch later
Share
Watch on YouTube

Summit Environmental Community,

Recently our Founder and CEO Dave Aronne was on sight at the Fullerton Road Grade Project in Southern California. More than 45,000 tons of contaminated and hazardous soil is being removed in preparation of rail road expansion and grade separation to be installed. Summit is focused on the protection of both the environment and our communities by providing sustainable green methods towards the modernization of the transportation in California.

Sincerely,

Summit Environmental Contractors

Summit's Mission, We Hope You Join Us!

7 days ago



TAKE CARE OF YOUR HOME
Our mission is to do everything possible to create a healthier environment
SUMMIT
ENVIRONMENTAL CONTRACTORS

Industry News

21 days ago



SUMMIT
ENVIRONMENTAL CONTRACTORS
Utilizing the
$1T INFRASTRUCTURE BILL
For environmental change
INVEST IN GREEN
INFRASTRUCTURE TODAY
start engine

Summit Environmental Community,

Sustainable solutions to modernize the transportation system are needed now more than ever to help the nation keep pace with its growth.

With that being said, congressional leaders recently appropriated $1 trillion to fund infrastructure projects across the country, funneling $44 billion into California alone.

Sustainable solutions for resilient infrastructure and a healthy environment combined with our commitment to innovation is Summit's niche in the marketplace, which we expect to significantly grow with this legislation being passed.

The Bipartisan Infrastructure Law

In a rare display of bipartisanship, House Democrats and Republicans joined together to vote overwhelmingly in favor of the legislative package, which will authorize a budget of nearly $1T to rebuild and modernize our nation's infrastructure.

The White House states that "President Biden's Bipartisan Infrastructure Deal is a once-in-a-generation investment in our nation's infrastructure". This legislation will:

- Fund the plan to rebuild America's roads and bridges, modernize our water systems, and expand access to high-speed internet for all Americans.
- Reduce greenhouse gas emissions by improving transportation options for millions of Americans through the largest public transit investment in the history of the nation.
- Help American manufacturers compete globally by making critical investments in research and development, advanced manufacturing, and clean energy technologies.

This legislation is an important first step toward achieving the vision of rebuilding America's infrastructure and investing in our nation's future. The Administration looks forward to working with Congress on additional legislation to build on this progress.

Sustainable Solutions for a Greener Infrastructure

As a leader in greening California's transportation infrastructure, Summit Environmental provides cost-effective products and sustainable solutions to customers seeking to modernize the nation's transportation system.

Summit's proprietary eco-friendly solutions reduce greenhouse gas emissions and increase the lifespan of our infrastructure while reducing maintenance costs.

Our services help our customers achieve sustainable economic development, healthy communities, and a resilient infrastructure. It offers customers a way to optimize cost efficiencies, reduce environmental impact, and enhance the quality of life for their communities.

With our advanced technologies and an experienced workforce, Summit is ready to revitalize our nation's infrastructure and create a more sustainable future for generations to come.

Help Solve Our Nation's Infrastructure Problems by Investing in Summit

Together, we can maximize this opportunity.

Summit needs capital to grow and expand our operations. As a proven environmental contractor with a record of success, we are setting the standard for a reduced carbon footprint and a healthier future.

Join us on our mission by visiting our StartEngine raise page, and invest today.

Sincerely,
David D. Aronne

Last Chance to RSVP for Summit's Live Webinar!

28 days ago


SUMMIT
ENVIRONMENTAL CONTRACTORS
LAST CHANCE
TO SIGN UP FOR SUMMIT'S
INVESTOR Q&A WEBINAR!
MARCH 30TH
12PM PST
start engine

Summit Environmental Community,

This is a reminder that this is the final day to register for Summit Environmental's exclusive investor Q&A webinar!

You don't want to miss this event.

During this discussion, our executive team will be providing you with key information about Summit Environmental Contractors, our fight against environmental pollutants to reduce carbon emissions and health hazards, and our current equity crowdfunding on StartEngine.

We encourage all of our supporters to join us for an opportunity to gain insight on our company and get involved with our investor community.

Sign up today! This event will be taking place on **Wednesday, March 30th, 2022 at 12:00PM PST.**

Questions about Summit Environmental? Our team will be present to address anything left unanswered during a portion of the webinar.

We appreciate all of the continued support, and look forward to seeing you there.

Sincerely,

David D. Aronne

CEO and Founder

Summit Environmental Contractors

SUMMIT ENVIRONMENTAL AWARDED CALTRANS PROJECT

28 days ago

SUMMIT ENVIRONMENTAL CONTRACTORS



Malibu, California- A before and after transition of the planned modernization of the Trancas Creek Bridge



Summit Environmental Community,

Stacy and Witbeck Inc. has awarded Summit Environmental Contractors a Caltrans District 7 project in Malibu, California. The scope of work involves:

- **Removing and disposing of over 1,500 tons of ADL contaminated soil**
- **Waste characterization**
- **Air Monitoring & health and safety training**
- **Engineer support & site management**

The existing 96-year-old, 85-foot wide, 90-foot-long concrete bridge, which was constructed in 1927 to span Trancas Creek on PCH in Malibu is being replaced with a new concrete bridge which will be 105 feet wide by 240 feet long. The new bridge will provide two 12-foot traffic lanes, bike lanes, separate pedestrian lanes and 10-foot shoulders in each direction to substantially improve efficiency and safety for the community. Northbound and southbound traffic will be separated by a six-foot striped median. Completion is scheduled for summer of 2024.

Prior to construction, Summit was contracted to remove the toxic soil created by the settlement of ADL along the shoulders of Pacific Coast Highway. The source of this contamination was the use of lead-based fuel. By removing this hazardous material, Summit is preventing:

- **Toxic waste from migrating into the groundwater and beaches.**
- **Eliminating carbon emissions.**
- **Creating a healthier community for our families.**
- **Protecting construction workers from health hazards.**

"We are grateful for this opportunity to be the first step in creating a safer environment by contributing sustainability, green technology and to be part of the solution in helping reduce carbon emissions." says CEO Dave Aronne of Summit Environmental Contractors (SEC).

Stacy and Witbeck Inc. have proven themselves to be experts in the infrastructure modernization industry with over 40 years of experience and are featured in *ENR Magazine* as a premier construction company year in and year out. They are committed to sustainability at every level by minimizing their carbon footprint, implementing sustainable practices and like Summit, use innovative approaches to reduce waste and reuse materials.

Over the last 14 years, SEC has been at the forefront of ADL removal and the protection of both the environment and our communities. If you believe that our work is meaningful in the fight for a cleaner environment, join our community of early shareholders today!

Sincerely,

David D. Aronne

CEO and Founder

Summit Environmental Contractors

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Alan C. 3 INVESTMENTS 7 days ago
Admittedly I don't have a lot of patience for financial documents. From personal experience, I understand your business. The pitch is good based on solid assumptions but.... I've skimmed this offering twice and can't seem to find the pro forma investor returns target. What is it and when? Why do companies bury this in an encyclopedia of data!
0

Jessica B. a month ago
Where do you see the majority of your revenues being generated from ? Specifically, what type of services are included in this revenue stream?
0 View 1 reply

Alex S. a month ago
How do you see the one trillion dollar Infrastructure Bill impacting your company?
0 View 1 reply

Carmelia M. 14 INVESTMENTS 2 months ago
Roughly, how many employees do have? And, how much debt if any?
0 View 2 replies

Michael N. 5 INVESTMENTS 2 months ago
How long has the company been in business and was first year of revenue also the first year in business? What have been the growth rates of the business for revenue and earnings? Although most companies being crowdfunded here aren't profitable, and yours is one of the few. Although I would like to say congratulations, 7-8% net margins in your most recent fiscal year end isn't all that interesting. Lastly talk consulting to me- what's unique in terms of the competition and why should a project seeker choose your company over a competitor? There's no one else out there doing the different services you provide under one umbrella?
0 View 1 reply

Joseph M. 30 INVESTMENTS 3 months ago
I am very interested in companies that recycle/repurpose contaminated material. Would you please give details how you accomplish this for contaminated soil and water. Thank you.
1 View 1 reply

David M. 4 INVESTMENTS 3 months ago
What's 2021 Gross Revenue?
Valuation of $20m on 1.5m in profit is what I would consider to be "high" - are you expecting a better than market growth rate, and why?
0 View 1 reply

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scott f. 6 INVESTMENTS 3 months ago
I like the angle that you have and it looks like you've been winning projects lately from what I can tell from your website. What will the new funding be used to do?
0 View 3 replies

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Campaign Video

Fighting climate change means radically improving how we move around the world.

Modernizing our transportation systems for zero emissions vehicles, low carbon technologies, and environmental construction, from carpools, electric and natural gas lanes to community bike paths, and railroad grade separations - one of the key tools we have in our battle against climate change will be fought on our roads.

The problem is infrastructure construction involves removing hazardous waste and generally, construction contractors lack expertise to solve environmental issues.

Enter Summit Environmental Contractors. We are a full-scale hazardous waste management and environmental contracting company specializing in green infrastructure solutions.

With combined expertise in technology, environmental engineering, science, and contracting, we're one of the leaders in the industry, stopping pollution and creating sustainable foundations that help us quickly and safely get from A to B.

We partner with public agencies and private sector companies to deliver environmentally friendly solutions to complex projects such as the modernization for Los Angeles Metropolitan Transportation Authority Div 20 station, providing faster service at LA's Union Station, and widening the freeway over California's I-5 and the Union Pacific Railroad Crossing. Collectively, these projects removed more than 55,000 tons of contaminated and hazardous soils and treatment of 1 mil gallons of groundwater.

We could measure our accomplishments just by the good we do for the planet, but the numbers speak for themselves. In the decade since our founding, Summit's leadership team has worked on more than $4 billion dollars of infrastructure projects and consistently increased annual profits. In fact, we saw a 350% increase in annual sales between 2015 and 2020 and brought in revenue of approximately 10 million dollars in the past three years.

Our teams in San Francisco and Los Angeles work with 6 of the top 10 transportation infrastructure contractors in the US, and have signed contracts for more than 7 million dollars currently in the works.

And we believe our company will continue to grow due to our unique competitive advantage which blends science and contracting. Summit provides far greater diversification and resources than our competitors including environmental consulting, engineering, and contracting services.

Bringing transportation, road, and waste management into the 21st century is an urgent government priority across the country, which is why infrastructure modernization is expected to increase from its current budget of 500 billion in 2020 to reach $1 trillion in 2022. With a stable and growing revenue base, significant market expansion opportunity and a forward

thinking plan, we believe we are positioned for significant growth by providing sustainable solutions for a resilient infrastructure and healthier environment. Invest today and join us in the fight for our future.

The Solution Section Video

No audio.

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Platform Compensation

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